UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549


 ............................................................


Application of Northeast    ) CERTIFICATE PURSUANT TO
Utilities on Form U-1       ) RULE 24 UNDER THE PUBLIC
File No. 70-9905            ) UTILITY HOLDING COMPANY ACT
                            ) of 1935


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     Pursuant to the requirements of Rule 24 under the
Public Utility Holding Company Act of 1935, as amended (the "Act"), The Connecticut Light and Power Company ("CL&P") and CL&P Receivables Corporation, certify that the extension of CL&P's accounts receivable purchase and sale program, as proposed in the Application/Declaration to the Commission on Form U-1 (File No. 70-9905), as amended, and authorized by order of the Commission in Public Utility Holding Company
Act Release No. 27453, dated October 15, 2001, has been carried out in accordance with the terms and conditions of and for the purposes represented by the Application/Declaration and of the Commission's order with respect thereto.

     Submitted with this Certificate is the "past tense" opinion of counsel.

               SIGNATURE

     Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, Northeast Utilities has duly caused this Certificate to be signed on its behalf by the undersigned hereunto duly authorized.

                         The Connecticut Light and Power Company
                         CL&P Receivables Corporation



                         By: /s/ Randy A. Shoop
                                 Name:  Randy A. Shoop
                                 Title:    Treasurer


Dated:  October 23, 2001

                                            October 23, 2001


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  File No. 70-9905
     Application/Declaration of The Connecticut Light and
     Power Company and CL&P Receivables Corporation with
     Respect to Certain Transactions Relating to an
     Accounts Receivable Purchase and Sale Program

Ladies and Gentlemen:

        I am Assistant General Counsel of Northeast
Utilities Service Company("NUSCO"), the service company subsidiary of Northeast Utilities ("NU"), and I am furnishing this opinion as the required "past tense" opinion in connection with the Application/Declaration, as amended, on Form U-1 (the "Declaration") of The Connecticut Light and Power Company ("CL&P"), a subsidiary of NU, and CL&P Receivables Corporation, a subsidiary of CL&P ("CRC"), to the Commission with respect to CRC's paying dividends out of capital under an accounts receivable purchase and sale program, as more fully set forth in the Declaration (the "Transaction").

        In connection with this opinion, I have examined or caused to be examined by counsel associated with or engaged by me, including counsel who are employed by NUSCO, such papers, documents, and records, and have made such examination of law and have satisfied myself as to such other matters as I have deemed relevant or necessary for the purpose of this opinion. I have assumed the authenticity of all documents submitted to me as originals, the genuineness of all signatures, the legal capacity of natural persons, and the conformity to originals of all documents submitted to me as copies.

        The opinions set forth herein are limited to the laws of the State of Connecticut and the federal laws of the United States. I am a member of the bar of the State of New York. I am not a member of the bar of the State of Connecticut, and do not hold myself out as an expert in the laws of such jurisdiction, although I have made a study of relevant laws of such jurisdiction. In expressing opinions about matters governed by the laws of the State of Connecticut, I have consulted with counsel who are employed by NUSCO and are members of the bar of such jurisdiction.

        The opinions set forth in paragraph (b) below are subject to the effect of bankruptcy, insolvency, moratorium and other similar laws affecting creditors rights generally and general principles of equity.

        Based upon and subject to the foregoing, I am of the opinion that:

           (a) all Connecticut laws applicable to the proposed
Transactions have been complied with;

           (b) (i) CRC is validly organized and duly existing under the laws of the State of Connecticut, (ii) the common stock of CRC issued to CL&P is validly issued, fully paid and nonassessable, and CL&P is entitled to all of the rights and privileges appertaining to the ownership of 100% of the issued and outstanding common stock of CRC, and
(iii) insofar as any interests in receivables sold by CRC as part of such transactions are regulated as the issuance of securities, such securities are valid and binding obligations of CRC in accordance with their terms; and

           (c) the consummation of the proposed Transactions by CL&P and CRC will not violate the legal rights of the holders of any securities issued by CL&P or CRC or any associate company thereof.

                                       Very truly yours,


					/s/ Jeffrey C. Miller
                                       Jeffrey C. Miller